

October 22, 2012

<u>Via E-mail</u>
Fujio Cho
Chairman of the Board
Toyota Motor Corporation
1 Toyota-cho, Toyota City
Aichi Prefecture 471-8571, Japan

Re: Toyota Motor Corporation
Form 20-F for Fiscal Year Ended March 31, 2012
Filed on June 25, 2012
File No. 001-14948

Dear Mr. Cho:

We have reviewed your response letter dated September 7, 2012 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings, and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for Fiscal Year Ended March 31, 2012</u>

<u>Item 5. Operating and Financial Review and Prospects</u>

<u>Results of Operations — Fiscal 2012 Compared with Fiscal 2011</u>

<u>Other Income and Expenses, page 66</u>

1.   We note your response to our prior comment 1. To clarify, it appears that over the three year period presented that the reported net amount of the foreign exchange gain and/or change therein year over year is material relative to "income before income taxes and equity in earnings of affiliated companies." Accordingly, we believe you should disclose this information.

Critical Accounting Estimates

Product Warranties and Recalls and Other Safety Measures, page 80

2.   We note your response to our prior comment 2. You state that you estimate and accrue the provision for the future cost of recalls and other safety measures based on the historical average repair cost per unit (i.e., historical actual cost of recalls and other safety measures divided by the subject vehicle unit sales), giving consideration to the pattern of payment occurrence, on a quarterly basis. Please explain to us why and how the pattern of payment occurrence factors into the liability at the end of the period and resulting provision for the period. Also, clarify for us what "subject vehicle unit sales" represents and how this number of vehicles used in the computation of your liability and provision correlates to the historical actual cost incurred.

3.   You state that the accumulated amount of historical repair cost paid is deducted from the total provision for the future cost of recalls and other safety measures. Please clarify for us whether the accumulated cost is deducted from the provision (meaning the periodic expense recorded) or the liability recorded. In connection with this, explain how cost paid during a period impacts the reported obligation or provision relative to the accumulated cost that is deducted.

4.   In your response you refer to the "per vehicle provision." Please tell us what this means and the population of vehicles upon which the provision is based. In particular, clarify whether this provision is based on the historical average repair cost per unit. In regard to the population of vehicles, clarify whether the population is (i) vehicles sold during the reported period, (ii) the cumulative number of vehicles sold to the end of the reported period, (iii) the number of vehicles sold within some other period of time, (iv) the estimated number of vehicles existing that are expected to be subject to recall, (v) all vehicles existing, or (vi) some other population.

5.   Please explain to us in further detail how the historical average repair cost per unit, total liability and periodic provision are adjusted for each actual recall.

6.   To help us better understand your estimation model and accrual process in determining the liability and resulting provision for the future cost of recalls and other safety measures, please provide us with a detailed description of your methodology . In so doing, describe for us all of the material factors, judgments and assumptions considered and the basis for each factor to the extent not provided in response to any comments above. In particular, tell us whether there is a distinction between models and/or model years for any factor, and how such distinction impacts the amount of the reported liability and resulting provision.

Liquidity and Capital Resources, page 85

7.   We note your response to our prior comment 5 and the intended revised disclosure to explain variances in cash flows from operating activities between comparative

periods. Please note that references to results of operations, recorded on an accrual basis, and changes in working capital line items on the balance sheets may not provide a sufficient basis for a reader to analyze the change in the amount of cash provided by or used in operating activities. In this regard, please discuss the material factors and associated underlying drivers that directly affect cash. For instance, the amount of receivables collected between periods (which may be influenced by the level of revenue recorded), inventory levels (which may be influenced by sales activity) and related expenditures incurred in producing the inventory, material payments of specified liabilities/payables, and other direct cash payments, like for pensions and taxes, are examples of items directly impacting cash. For further guidance, please refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," which is available on our website at http://www.sec.gov/rules/interp/33-8350.htm. The purpose of the analysis is not to convert your reporting of cash flows from operating activities from the indirect method to the direct method but to give investors a better understanding of the material factors within your operating activities that actually impacted cash.

Tabular Disclosure of Contractual Obligations, page 92

8.   We note your response to our prior comment 6. The purpose of the contractual obligations table stated in Financial Reporting Release No.83, in part, is to provide aggregated information about contractual obligations in a single location so as to improve transparency of a registrant's short-term and long-term liquidity and capital resources needs. Interest associated with debt is a contractual obligation as interest is a term within the contract evidencing the debt, and the interest must be periodically paid so long as the associated debt is outstanding. We believe including expected payments for interest in the contractual obligations table associated with debt presented in the table is consistent with the objective of FRR 83 that, we believe, increases the transparency of cash flows. In this regard, it appears that the amount of interest you have historically paid in prior years as disclosed on page F-19 is material to your cash flows. For the above reasons, we believe it would be of benefit to your investors to know the future expected cash outflow associated with your interest payments by including them in this table. Please reconsider your disclosure and advise.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk

Branch Chief